Novartis AG Postfach 4002 Basel Switzerland

June 29, 2015

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2014 (2014 Form 20-F)

Filed January 27, 2015

File No. 001-15024

Dear Mr. Rosenberg:

This is in reply to your letter addressed to Felix Ehrat, our Group General Counsel, dated May 22, 2015. For ease of reference, we set forth your comment below, followed by our responses.

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 109

SEC request:

1.              We have considered your response to prior comment one but continue to believe that you should amend your filing to remove the table on page 110, which makes no distinction between your continuing and discontinued operations.

Novartis Response:

In response to the Staff’s comment, Novartis AG (the Company) respectfully submits that, in order to assist investors in understanding the Company’s presentation of its 2014 financial results in our Form 20-F for the fiscal year ended December 31, 2015 (2015 20-F), the Company will modify the referenced discussion of its results of operations substantially as proposed in Appendix A to this letter.  As previously stated in response to comment one of the Staff’s letter dated March 30, 2015, the Company respectfully advises the Staff of its view that the 2014 Form 20-F does not need to be amended to remove the table on page 110 of the 2014 Form 20-F.

*       *       *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ HARRY KIRSCH	/s/ FELIX R. EHRAT
Harry Kirsch	Felix R. Ehrat
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group

APPENDIX A

RESULTS OF OPERATIONS

In evaluating the Group’s performance, we consider not only the IFRS results, but also certain non-IFRS measures, including core results and constant currency results. These measures assist us in evaluating our ongoing performance from year to year and we believe this additional information is useful to investors in understanding our business.

The Group’s core results exclude the amortization of intangible assets and impairment charges. They also exclude expenses relating to divestments, the integration of acquisitions and other income and expense items that are over a $25 million threshold that management deems exceptional. For a reconciliation between IFRS results and core results, see “—Core Results” below.

We present information about our revenue and other key figures relating to operating profit and net income in constant currencies (cc). We calculate constant currency revenue and operating profit by applying the prior-year average exchange rates to current financial data expressed in local currencies in order to estimate an elimination of the impact of foreign exchange rate movements.

These constant currencies, core results and other non-IFRS measures are explained in more detail below at “— Non-IFRS Measures as defined by Novartis,” and are not intended to be substitutes for the equivalent measures of financial performance prepared in accordance with IFRS. These measures may differ from similarly titled non-IFRS measures of other companies.

In addition, following the announcement of the transactions with GlaxoSmithKline plc (GSK) and Eli Lilly and Company (Lilly) on April 22, 2014 (and the subsequent announcement of the transaction with CSL Limited (CSL)), in which we agreed to divest our Vaccines, OTC and Animal Health businesses to those companies, the businesses to be divested were accounted for as discontinuing operations and were not included in our results from continuing operations for 2013 and 2014. In  addition,  on  January 9,  2014,  Novartis  completed  the  divestment  to  Grifols S.A.  of  our  former  blood  transfusion diagnostics unit, which had been included in our former Vaccines and Diagnostics Division. The results of this divested business were also accounted for as discontinuing operations and not included in our results from continuing operations. See “—Factors Affecting Comparability Of Year-On-Year Results Of Operations.”

2014 Compared to 2013

Group overview

Key figures

				Change in
	Year ended	Year ended		constant
Continuing Operations	Dec 31, 2014	Dec 31, 2013	Change in $	currencies
	$ m	$ m	%	%
Net sales to third parties	52,180	51,869	1	3
Operating income	11,089	10,983	1	7
Net income	10,727	9,309	15	21
Attributable to:
Shareholders of Novartis AG	10,654	9,189	16	22
Non-controlling interests	73	120	(39)	(39)
Basic earnings per share ($)	4.39	3.76	17	22
Free cash flow	10,934	9,521	15

				Change in
	Year ended	Year ended		constant
Discontinuing Operations	Dec 31, 2014	Dec 31, 2013	Change in $	currencies
	$ m	$ m	%	%
Net sales to third parties	5,816	6,051	(4)	(1)
Operating income	(353)	(73)	nm	nm
Net income	(447)	(17)	nm	nm
Attributable to:
Shareholders of Novartis AG	(444)	(14)	nm	nm
Non-controlling interests	(3)	(3)	nm	nm
Basic earnings per share ($)	(0.18)	0.00	nm	nm
Free cash flow	(172)	424	nm

				Change in
	Year ended	Year ended		constant
Total Group	Dec 31, 2014	Dec 31, 2013	Change in $	currencies
	$ m	$ m	%	%
Net income	10,280	9,292	11	17
Attributable to:
Shareholders of Novartis AG	10,210	9,175	11	18
Non-controlling interests	70	117	(40)	(41)
Basic earnings per share ($)	4.21	3.76	12	18
Free cash flow	10,762	9,945	8

nm : not meaningful

Novartis delivered solid financial performance in 2014, driven by our continued success with growth products and expansion in emerging growth markets, which helped offset the effects of generic competition of approximately $2.4 billion. As a result, we achieved Group net sales to third parties from continuing operations of $52.2 billion. If continuing and discontinuing operations net sales to third parties were added together, then Group net sales would have amounted to $58 billion for the full year, which was at the same level as 2013 on a comparable basis, and up 2% in constant currencies (cc).

Group operating income from continuing operations amounted to $11.1 billion (+1%, +7% cc). Operating income margin was 21.3% of net sales from continuing operations. If continuing and discontinuing operations operating income were added together, then Group operating income would have amounted to $10.7 billion (-2%, +5% cc). Group net income from continuing operations rose  15% (+21% cc)  to  $10.7 billion, or  11% (+17% cc)  to  $10.3 billion if  our discontinuing operations had been included for the full year. Earnings per share (EPS) from continuing operations rose 17% (+22% cc) to $4.39, or 12% (+18% cc) to $4.21 if our discontinuing operations had been included for the full year. Free cash flow from continuing operations in 2014 increased by 15% to $10.9 billion, or 8% to $10.8 billion if our discontinuing operations had been included for the full year, mainly due to higher cash flows from operating activities.

If all of our discontinued operations had been included in 2014 and 2013, except for the results of our blood transfusion diagnostics unit, which was divested on January 9, 2014, then Group net sales were $58.0 billion in 2014, up 3% (cc) from $57.4 billion in 2013, operating income of $10.7 billion was at the prior year level in USD but increased 7% (cc), net income was $10.3 billion, up 19% (cc) compared to $9.1 billion in 2013 and EPS was $4.21 up 20% (cc) from $3.70 in 2013. For more information, see “—Non-IFRS Measures as defined by Novartis—2013 Reconciliation of Group IFRS and core results excluding blood transfusion diagnostics unit”.